CUSIP No. 54150E 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Name of Issuer)

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares, each representing five Ordinary Shares, par value Ps.0.10 per share**

(Title of Class of Securities)

54150E 104***

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On October 31, 2017, Loma Negra Compañía Industrial Argentina Sociedad Anónima registered American Depositary Shares (“ADSs”) (each representing five Ordinary Shares) under Section 12(b) of the Act.
***	CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caue Austria Holding GmbH(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Pursuant to a corporate restructuring in 2019, InterCement Austria Equity Participation GmbH merged into Caue Austria Holding GmbH and InterCement Trading e Inversiones S.A. became the direct owner of the 100% of the share capital of Caue Austria Holding GmbH. InterCement Portugal S.A. owns and controls 100% of InterCement Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(2)

In connection with the restructuring, Caue Austria Holding GmbH transferred to InterCement Trading e Inversiones S.A., its direct parent company, all of the ordinary shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Issuer”) previously directly held of record by Caue Austria Holding GmbH.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Trading e Inversiones S.A. (1) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(2)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(3) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

InterCement Portugal S.A. owns and controls 100% of InterCement Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(2)

Ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(3)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Portugal S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	InterCement Portugal S.A. owns and controls 100% of the voting shares of InterCement Trading e Inversiones S.A.
(2)

InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Austria Holding GmbH(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

InterCement Austria Holding GmbH owns and controls 94.63% of the voting shares of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of InterCement Trading e Inversiones S.A.

(2)

InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Participações S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 94.63% of the voting shares of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of InterCement Trading e Inversiones S.A.

(2)

Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mover Participações S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 94.63% of the voting shares of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of InterCement Trading e Inversiones S.A.

(2)	Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.
(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Participações Morro Vermelho S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A. Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 94.63% of the voting shares of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of InterCement Trading e Inversiones S.A.

(2)

Participações Morro Vermelho S.A. is owned by RCABON Empreendimentos e Participações S.A., RCNON Empreendimentos e Participações S.A. and RCPODON Empreendimentos e Participações S.A., each owning 33.33% of its common shares and RCABPN Empreendimentos e Participações S.A., RCNPN Empreendimentos e Participações S.A. and RCPODPN Empreendimentos e Participações S.A. each owning 33.28% of its preferred shares. Rosana Camargo Arruda Botelho directly controls RCABON Empreendimentos e Participações S.A. and RCABPN Empreendimentos e Participações S.A. Renata de Camargo Nascimento directly controls Monte Baldo Participações e Empreendimentos S.A which directly controls RCNON Empreendimentos e Participações S.A. and RCNPN Empreendimentos e Participações S.A. Regina de Camargo Pires Oliveira Dias directly controls RCPODON Empreendimentos s e Participações S.A. and RCPODPN Empreendimentos e Participações S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by InterCement Trading e Inversiones S.A. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2019, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

Item 1.

(a)	Name of Issuer:

Loma Negra Compañía Industrial Argentina Sociedad Anónima

(b)	Address of Issuer’s Principal Executive Offices:

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Republic of Argentina

Item 2.

(a)	Name of Person Filing:

Caue Austria Holding GmbH

InterCement Trading e Inversiones S.A.

InterCement Portugal S.A.

InterCement Austria Holding GmbH

InterCement Participações S.A.

Mover Participações S.A.

Participações Morro Vermelho S.A.

(each a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment No. 2 to the Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

Caue Austria Holding GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

InterCement Trading e Inversiones S.A.

Calle Colón, 10 - Planta 5ª, Letras A e B;

36201 Vigo, Spain

InterCement Portugal S.A.

Rua Alexandre Herculano, n.º 35

1250-009 Lisbon, Portugal

InterCement Austria Holding GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

InterCement Participações S.A.

Avenida das Nações Unidas, 12.495 – 14º andar – Ala B

04710-041 São Paulo, Brazil

Mover Participações S.A.

Avenida Presidente Juscelino Kubitschek, 1909 – 30º andar – Torre Norte

CEP 04543-907, São Paulo, Brazil

Participações Morro Vermelho S.A.

Avenida Presidente Juscelino Kubitschek, 1909 – 30º andar – Torre Norte

CEP 04543-907, São Paulo, Brazil

CUSIP No. 54150E 104

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares (“ADSs”), each representing five Ordinary Shares

(e)	CUSIP Number:

54150E 104 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Item 4(b) below.

CUSIP No. 54150E 104

(b) Number and percent of ordinary shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima beneficially owned as of December 31, 2019 by each Reporting Person:

Reporting Person	Number of Shares	Percentage of Class
Caue Austria Holding GmbH	0	0%
InterCement Trading e Inversiones S.A.	304,233,740	51.04%
InterCement Portugal S.A.	304,233,740	51.04%
InterCement Austria Holding GmbH	304,233,740	51.04%
InterCement Participações S.A.	304,233,740	51.04%
Mover Participações S.A.	304,233,740	51.04%
Participações Morro Vermelho S.A.	304,233,740	51.04%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2019, as to which each Reporting Person has sole power to vote or direct the vote:

Reporting Person	Number
Caue Austria Holding GmbH	0
InterCement Trading e Inversiones S.A.	0
InterCement Portugal S.A.	0
InterCement Austria Holding GmbH	0
InterCement Participações S.A.	0
Mover Participações S.A.	0
Participações Morro Vermelho S.A.	0

(ii)	Shared power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2019, as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person	Number
Caue Austria Holding GmbH	0
InterCement Trading e Inversiones S.A.	304,233,740
InterCement Portugal S.A.	304,233,740
InterCement Austria Holding GmbH	304,233,740
InterCement Participações S.A.	304,233,740
Mover Participações S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

CUSIP No. 54150E 104

(iii)

Sole power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2019, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person	Number
Caue Austria Holding GmbH	0
InterCement Trading e Inversiones S.A.	0
InterCement Portugal S.A.	0
InterCement Austria Holding GmbH	0
InterCement Participações S.A.	0
Mover Participações S.A.	0
Participações Morro Vermelho S.A.	0

(iv)

Shared power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2019, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person	Number
Caue Austria Holding GmbH	0
InterCement Trading e Inversiones S.A.	304,233,740
InterCement Portugal S.A.	304,233,740
InterCement Austria Holding GmbH	304,233,740
InterCement Participações S.A.	304,233,740
Mover Participações S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

Item 5.	Ownership of Five Percent or Less of a Class.

Following a corporate restructuring in 2019 whereby InterCement Austria Equity Participation GmbH merged into Caue Austria Holding GmbH and InterCement Trading e Inversiones S.A. became the direct owner of 100% of the share capital of Caue Austria Holding GmbH, and the related transfer by Caue Austria Holding GmbH to InterCement Trading e Inversiones S.A., its direct parent company, of all of the ordinary shares of the Issuer previously directly held by Caue Austria Holding GmbH, as of December 31, 2019, Caue Austria Holding GmbH does not beneficially own directly or indirectly any ordinary shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 54150E 104

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 54150E 104

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of February 14, 2019, among the Reporting Persons (previously filed as exhibit 99.1 to the Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019 (File No.005-90359 19605560)).

CUSIP No. 54150E 104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	Caue Austria Holding GmbH

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

	By:	/s/ Gabriel Motta
	Name	Gabriel Motta
	Title:	Director

InterCement Trading e Inversiones S.A.

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

	By:	/s/ Gabriel Motta
	Name:	Gabriel Motta
	Title:	Director

InterCement Portugal S.A.

	By:	/s/ Flávio Aidar
	Name	Flávio Aidar
	Title:	Director

	By:	/s/ Paulo Diniz
	Name:	Paulo Diniz
	Title:	Director

InterCement Austria Holding GmbH

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

	By:	/s/ Marco Antônio Zangari
	Name:	Marco Antônio Zangari
	Title:	Director

CUSIP No. 54150E 104

InterCement Participações S.A.

By:	/s/ Flávio Aidar
Name:	Flávio Aidar
Title:	Director

By:	/s/ Paulo Diniz
Name:	Paulo Diniz
Title:	Director

Mover Participações S.A.

By:	/s/ Roberto Evangelista
Name:	Roberto Evangelista
Title:	Director

By:	/s/ Nelson Tambelini
Name:	Nelson Tambelini
Title:	Director

Participações Morro Vermelho S.A.

By:	/s/ Juliana Espindola La Femina
Name:	Juliana Espindola La Femina
Title:	Director

By:	/s/ Francisco Lopes
Name:	Francisco Lopes
Title:	Director